Exhibit 12.1

SEAGATE TECHNOLOGY PLC

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Unaudited)

	Six Months Ended		Years Ended
(Dollar Amounts in Millions)	December 28, 2012	December 30, 2011	June 29, 2012	July 1, 2011	July 2, 2010	July 3, 2009	June 27, 2008
Earnings (loss)
Pre-tax income from continuing before adjustment for income or loss of equity investees	$1,099	$709	$2,882	$579	$1,569	$(2,814)	$1,318
Add: Fixed Charges	119	132	252	223	181	152	153
Add: Amortization of capitalized interest	2	2	4	4	3	2	1
Less: Interest capitalized	(5)	(1)	(4)	(5)	(3)	(6)	(10)
Total earnings	$1,215	$842	$3,134	$801	$1,750	$(2,666)	$1,462
Fixed Charges
Interest expense	$106	$120	$228	$203	$162	$137	133
Capitalized interest	5	1	4	5	3	6	10
Amortized premiums, discounts and capitalized expenses related to indebtedness	5	7	13	11	12	6	4
Estimate of interest within rent expense	3	4	7	4	4	3	6
Total fixed charges	$119	$132	$252	$223	$181	$152	$153
Ratio of earnings to fixed charges (1) (3)	10.2	6.4	12.4	3.6	9.7	N/A (2)	9.6

 (1)      The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges for the periods indicated where earnings consists of (1) earnings from continuing operations before income taxes (losses) plus (2) fixed charges less interest capitalized for the period plus (3) amortization of capitalized interest. Fixed charges consist of (a) interest, whether expensed or capitalized, on all indebtedness, (b) amortization of premiums, discounts and capitalized expenses related to indebtedness, and (c) an interest component representing the estimated portion of rental expense that management believes is attributable to interest.

 (2)      For the fiscal year ended July 3, 2009, earnings were insufficient to cover fixed charges by $2,818 million.

 (3)      We currently do not have any preference shares outstanding and no preference shares were outstanding for the years presented above.